FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending September 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Thursday 25 September 2014, London UK - LSE Announcement

GlaxoSmithKline plc appoints Sir Philip Hampton to the Board of Directors

GIaxoSmithKline plc (GSK) today announced that Sir Philip Hampton will join the Board of the company as Non-Executive Director from 1 January 2015 and will become Deputy Chairman with effect from 1 April 2015. He will succeed Sir Christopher Gent as Non-Executive Chairman with effect from 1 September 2015, or at an earlier date if released from other commitments.

The appointment follows an extensive succession planning process undertaken by the Board over the last two years. The appointment of Sir Philip was recommended by the Board's Nominations Committee, chaired by Sir Deryck Maughan, GSK's Senior Independent Non-Executive Director.

Sir Deryck Maughan said: "We are delighted Sir Philip is joining the GSK Board to succeed Sir Christopher as Chairman.  GSK is well positioned for the future, with a strong R&D pipeline and the impending transformative asset transaction with Novartis announced in April.  Sir Philip's appointment provides a clear plan of succession and we welcome him to our Board."

Sir Philip has been Chairman of The Royal Bank of Scotland Group plc (RBS) since February 2009. He was previously Chairman of J Sainsbury plc and Group Finance Director at Lloyds TSB Group, BT Group plc, BG Group plc, British Gas and British Steel plc, an Executive Director of Lazards and a Non-Executive Director at RMC Group plc and Belgacom SA. He is also a former Chairman of UK Financial Investments Limited, which manages the UK Government's shareholdings in banks.

Sir Philip is Senior Independent Director of Anglo American plc, Chairman of their Remuneration Committee and member of their Audit Committee.

He will leave RBS in 2015.

Victoria Whyte
Company Secretary

25 September 2014

Notes

1.   The appointment of Sir Philip Hampton has been made by the Board on the recommendation of the Nominations Committee which was chaired by Sir Deryck Maughan, GSK's Senior Independent Non-Executive Director. The
      committee comprises a majority of independent Non-Executive Directors.  The executive search process commenced in 2012.

2.   Sir Philip will receive total fees of £85,000 per annum as a Non-Executive Director of which he will receive £63,750 as cash together with GSK Ordinary Shares of £21,250. When he takes on the role of Deputy Chairman he will receive £350,000 per annum, comprising £262,500 in cash together with GSK Ordinary Shares to the value of £87,500.  On his appointment as Chairman, from 1 September 2015, he will receive total fees of £700,000 per annum comprising £525,000 in cash together with GSK Ordinary Shares to the value of £175,000.

3. Sir Philip does not have a service contract. He has a letter of appointment which may be viewed by contacting the Company Secretary at the Company's registered office.

4. Once he becomes Chairman, he will be based at GSK's registered office at 980 Great West Road, Brentford, Middlesex, TW8 9GS.

5. The Board has determined that Sir Philip is an independent Non-Executive Director on appointment in accordance with the UK Code on Corporate Governance.

6. With effect from 1 January 2015, the composition of the Board of GSK will be as follows:

    Sir Christopher Gent                    Non-Executive Chairman
    Sir Deryck Maughan                      Senior Independent Non-Executive Director
    Sir Philip Hampton                                     Non-Executive Director and Chairman Designate
    Sir Andrew Witty                                               Chief Executive Officer
    Simon Dingemans                                              Chief Financial Officer
    Dr Moncef Slaoui                                               Executive Director, Chairman, Global R&D and Vaccines
    Professor Sir Roy Anderson                             Independent Non-Executive Director
    Dr Stephanie Burns                                            Independent Non-Executive Director
    Stacey Cartwright                                               Independent Non-Executive Director
    Tom de Swaan                                                     Independent Non-Executive Director
    Lynn Elsenhans                                                  Independent Non-Executive Director
    Judy Lewent                                                        Independent Non-Executive Director
    Dr Daniel Podolsky                                             Independent Non-Executive Director
    Jing Ulrich                                                            Independent Non-Executive Director
    Hans Wijers                                                         Independent Non-Executive Director

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Sarah Alspach	+1 202 715 1048	(Washington)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2013.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: September 25, 2014

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc